Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-184637

Cempra, Inc.

Prospectus Supplement No. 2 dated December 19, 2012

(to Prospectus dated November 20, 2012)

3,864,461 shares of common stock

This prospectus supplement supplements information contained in that certain prospectus, dated November 20, 2012, and that certain Prospectus Supplement No. 1, dated December 14, 2012, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 3,864,461 shares of common stock of Cempra, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K

On December 19, 2012, we filed our Current Report on Form 8-K to disclose the initiation of our global Phase 3 clinical trial of oral solithromycin in patients with community-acquired bacterial pneumonia. The material portions of the press release filed as an exhibit to the Form 8-K are set forth below.

From press release filed with Form 8-K regarding oral solithromycin:

Chapel Hill, NC, Dec. 19, 2012 – Cempra, Inc. (Nasdaq: CEMP), a clinical-stage pharmaceutical company focused on developing antibiotics to meet critical medical needs in the treatment of bacterial infectious diseases, today announced the initiation of its global Phase 3 clinical trial of orally-administered solithromycin, the company’s fluoroketolide antibiotic candidate, in patients with community-acquired bacterial pneumonia (CABP).

The Phase 3 study is a double-blind, placebo-controlled and global multi-center study in which approximately 800 patients with PORT-II to PORT-IV CABP will be randomized to receive either oral solithromycin, an 800 mg loading dose followed by 400 mg once daily for a total of five days, or once-daily oral administration of 400 mg of moxifloxicin for seven days. The primary endpoint will be non-inferiority of early response at 72 hours, which is specified by the proposed FDA guidance.

“Physicians need safe, convenient and active antibiotics to treat CABP, a disease that is the number one cause of death due to infection,” said Prabhavathi Fernandes, Ph.D., president and chief executive officer of Cempra. “Current therapy for moderate to moderately-severe CABP is a choice between combination therapy with intravenous antibiotics or oral administration of fluoroquinolone antibiotics. The former involves intravenous therapy, possibly requiring hospital admission and the latter has been associated with significant side effects, possibly including Clostridium difficile infection due to the class’s broad activity spectrum.

“Solithromycin’s profile is emerging as a truly differentiated molecule. The drug has shown a favorable safety profile in over 400 patients including when compared to levofloxacin in a Phase 2 trial in CABP patients. The compound may offer both flexibility and convenience as it is in development for both oral and intravenous formulations. The drug may provide the option of IV-to-oral step down monotherapy to send patients home from the hospital sooner. In addition, and as this clinical trial may demonstrate, patients may be able to avoid hospital admission by starting on the oral form as monotherapy. We expect to complete the trial in the first half of 2014.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 2 is December 19, 2012.